August 1, 2011	News Release 11-16

SILVER STANDARD TO SELL BOWDENS PROJECT

VANCOUVER, B.C. – Silver Standard Resources Inc. (“Silver Standard”) (NASDAQ: SSRI, TSX: SSO) announced today that it has entered into a definitive agreement with Kingsgate Consolidated Limited (“Kingsgate”) to sell 100% of the Bowdens project (“Bowdens”) in NSW, Australia, for an aggregate consideration of A$75 million ($83 million). Kingsgate is an Australian based company listed on the Australian Stock Exchange.

“This transaction underscores the value of our portfolio and allows us to redeploy capital into accelerating production growth and our strong exploration pipeline,” said John Smith, President and Chief Executive Officer of Silver Standard.

Under the terms of the definitive agreement, Silver Standard will sell its interest in Bowdens for:

  A$35 million in cash at closing;

  A$30 million in Kingsgate shares at closing;

  A$5 million in cash payable on December 31, 2011; and

  A$5 million in cash payable on June 30, 2012.

Completion of the transaction is subject to customary conditions including receipt of any required regulatory approvals and third party comments. Silver Standard expects the transaction to close by October 2011.

Contact:

W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, B.C.
N.A toll-free: (888) 338-0046
All others: (604) 689-3846
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Investor Relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the closing of the sale by Silver Standard of the Bowdens Project including the receipt of all regulatory approvals and third party comments.